Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-254130

September 6, 2022

TARGET CORPORATION

4.500% Notes due 2032

Issuer:	Target Corporation (“Issuer”)

Type of Offering:	SEC registered (No. 333-254130)

Trade Date:	September 6, 2022

Settlement Date (T+5):	September 13, 2022

Listing:	None

Expected Long-term Debt Ratings:	Moody’s, A2; S&P, A; Fitch, A

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

Title of Securities:	4.500% Notes due 2032 (the “Notes”)

Aggregate Principal Amount

Offered:	$1,000,000,000

Maturity Date:	September 15, 2032

Benchmark Treasury:	UST 2.750% due August 15, 2032

Benchmark Treasury

Price and Yield:	95-06; 3.322%

Spread to Benchmark Treasury:	1.200% (plus 120 basis points)

Yield to Maturity:	4.522%

Coupon (Interest Rate):	4.500% per annum

Price to Public (Issue Price):	99.824% of principal amount plus accrued interest, if any, from the Settlement Date

Net Proceeds to Issuer:	$993,740,000 (before transaction expenses and after underwriting fees)

Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning on March 15, 2023

Optional Redemption:

Prior to June 15, 2032 (three months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the Notes at its option, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the Issuer may also redeem the Notes, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP/ISIN:	87612E BP0 / US87612EBP07

Joint Book-Running Managers:	Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Barclays Capital Inc., BofA Securities, Inc. and Citigroup Global Markets Inc.

Senior Co-Managers:	U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, Academy Securities, Inc., Loop Capital Markets LLC and Samuel A. Ramirez & Company, Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about September 13, 2022, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, by calling Goldman Sachs & Co. LLC at 1-866-471-2526 and by calling J.P. Morgan Securities LLC at 1-212-834-4533.

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